UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Open Energy Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

683707103
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

September 4, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683707103

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 95,663,041
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 95,663,041
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,663,041
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%(1)
14		TYPE OF REPORTING PERSON* IN
__________

(1)           Based on 211,570,938  shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13d.

CUSIP No. 683707103

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monica Chavez Gelbaum, Trustee, The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 95,663,041
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 95,663,041
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,663,041
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%(1)
14		TYPE OF REPORTING PERSON* IN
__________

(1)           Based on 211,570,938  shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13d.

CUSIP No. 683707103

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Quercus Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 95,663,041
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 95,663,041
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,663,041
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%(1)
14		TYPE OF REPORTING PERSON* OO
__________

(1)           Based on 211,570,938  shares of Common Stock, par value $0.001 per share (“Common Stock”) outstanding, calculated in accordance with Rule 13d.

CUSIP No. 683707103

Item 1.    Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust (“Trust”), David Gelbaum and Monica Chavez Gelbaum (collectively as the “Reporting Persons”) with the Securities and Exchange Commission on July 19, 2007 (the “Initial Schedule 13D”).  Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.  Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 4.  Purpose of Transaction

Reporting Persons beneficially own 95,663,041 shares of Issuer’s Common Stock (the “Shares”) representing 45.2% of the issued and outstanding securities of the Issuer calculated in accordance with Rule 13D-3 of the Securities Exchange Commission.  This Amendment No. 4 is being made to disclose that Reporting Persons have presented to the Board of Directors of the Issuer (the “Board”) on September 4, 2008, a proposed non-binding Term Sheet to purchase Warrants (the “Proposed Terms”), pursuant to which the Issuer will issue to the Reporting Persons warrants (the “Warrants”) to purchase 235,000,000 shares of Common Stock, at a purchase price of $0.02 per warrant and with an exercise price of $0.067 per share.  The Proposed Terms include the following, which are qualified in their entirety by reference to the Term Sheet attached as Exhibit “B” here to:

(a)
The consideration for the purchase of the Warrants and the Preferred Stock will consist of $4.2 million in cash and $500,000 in the form of payment of $300,000 past due interest on debt from the Issuer to the Trust and a loan modification fee of $200,000 relating to the reduction of collateral to loan ratio on the secured debt held by the Trust and the extension of the maturity of such debt to March 1, 2009.

(b)
The conversion price of a $20,000,000 Convertible Debenture previously issued by the Issuer to the Trust will be reduced by its existing terms to $0.087, and, subject to receiving shareholder approval of an amendment to the Company’s Certificate of Incorporation so providing, the Convertible Debenture will become entitled, voting as a separate class, to appoint a majority of the Board of Directors at the closing (the “Closing”) of the proposed transaction, and to vote on all other matters presented to Common Stockholders on an as-converted basis.  In addition, designees appointed by the Trust shall be appointed to the Board of Directors of the Company at Closing.  All future interest payable in respect of such Convertible Debenture shall be payable in warrants to purchase Common Stock at an exercise price of $0.067 per share, for a purchase price equal to $0.02 per Warrant.

(c)	The exercise price of the 43,618,541 currently outstanding warrants held by the Trust shall be reduced in accordance with their existing terms to $0.087 per share.

(d)
The Trust shall have the right to fund the next $5.1 million in financing required by the Company by purchasing,  for $0.02 per warrant, additional warrants to purchase Common Stock of the Company at an exercise price of $0.067 per share.

(e)
The parties will enter into Registration Rights Agreement containing customary piggy-back and demand registration rights with respect to all Common Stock held or acquired by the Reporting Persons. Quercus will not demand registration of its securities until at least six months following the Closing.

(f)
So long as at least twenty-five percent (25%) of the Debenture(s) remains outstanding, consent of the holders of a majority of the outstanding New Debenture(s) shall be required for any action (by merger, reclassification or otherwise) that (i) results in the redemption or repurchase of any stock, (ii) results in any merger or other corporate reorganization that results in a change of control of the Company, or any transaction in which all or substantially all of the assets of the Company are sold, (iii) authorizes the issuance of debt in excess of Five Hundred Thousand Dollars ($500,000), (iv) changes the business of the Company, or (v) involves any transaction or compensation arrangements between the Company and its officers and directors.

CUSIP No. 683707103

(g)
15% of the Company’s Common Stock, on a fully-diluted basis, will be set aside as an option pool for management and other key employees.  Options will be awarded by the Board post-closing in accordance with Exhibit A hereto.  Existing options will be left in place or exchanged for new options in the case of employees granted to options.

(h)
Certain officers of the Company will be offered retention agreements pursuant to which they shall be entitled to three month’s severance in the event they are terminated without cause of terminate their employment voluntarily for “good reason.”  Other severance packages will be waived and there shall be no employment or consulting agreements other than those terminable at will without payment of severance or other consideration.

(i)
Mr. Saltman shall resign all positions with the Company; his employment agreement shall be terminated, and he shall grant a full release to the Company; in exchange, the Company shall pay to Mr. Saltman $173,000, which shall be applied on Mr. Saltzman’s behalf to pay taxes on prior share grants by the Company.

(j)	The term sheet is non-binding, and neither party has committed to consummate any transaction.

In addition to potentially acquiring the above described securities of the Issuer, the Reporting Persons are considering exercising their voting power with respect to the Shares to take one or more of the following actions with respect to Issuer: (i) effecting a change in the present board of directors or management of the Issuer, including possibly changing the number or term of directors and filling any existing vacancies on the board; (ii) materially changing the present capitalization of Issuer; (iii) changing the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person; and/or (iv) effecting other material changes in the Issuer's business or corporate structure.

Moreover, the Reporting Persons expressly retain their rights to further modify their plans with respect to the transactions described in this Amendment No. 4 or any prior amendment or the Initial Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate different plans and proposals which could result in the occurrence of any other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, subject to applicable laws and regulations.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)
Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.     Material to Be Filed as Exhibits

Exhibit A:                      Agreement Regarding Joint Filing of Amendment No. 4 to Schedule 13D.

Exhibit B:                      A copy of the Term Sheet for Offering of Preferred Stock and Warrants presented to the Issuer onSeptember 4, 2008

CUSIP No. 683707103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: September 5, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum,
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 683707103

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 4 to Schedule 13D

The undersigned agree that this Amendment No. 4 to Schedule 13D with respect to the Common Stock of Open Energy Corporation is a joint filing being made on their behalf.

Dated: September 5, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum,
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

Exhibit B

OPEN ENERGY CORPORATION

Term Sheet for Offering of Preferred Stock and Warrants

September 4, 2008

This Term Sheet (the “Term Sheet”) sets forth the principal terms for the issuance by open energy corporation, a Nevada corporation (the “Company”), of Preferred Stock and Warrants to the Investor.

Summary of Terms of Offering

Issuer:	Open Energy Corporation, a Nevada corporation (the “Company”).

Investor:	The Quercus Trust (“Quercus”).

Securities:
Warrants (“Warrants”) to purchase 235,000,000 shares of Common Stock at a purchase price of $0.02 per Warrant.  The Warrants shall be exercisable at $0.067 per share.   The Warrants will include a cashless exercise provision and except as provided herein shall be in the same form as the warrant dated September 19, 2007 issued to Quercus.

Amount of Financing:
$4,700,000, composed of $4,200,000 in cash and $300,000 consisting of accrued and unpaid interest (through June 30, 2008) on the outstanding $20,000,000 convertible note (the “Convertible Note”) currently held by Quercus, and a modification fee of $200,000 relating to the reduction of the collateral to loan ratio on the secured financing advanced by Quercus to the Company to 100% and to extend the maturity date to March 1, 2009.

Directors:
At the Closing, persons designated by Quercus shall be appointed to a majority of the positions on the Board of Directors of the Company.  Immediately following the Closing, the Board of Directors will consist of five members, three of whom shall be appointed by Quercus (anticipated to be Dr. Gary Cheek and Mssrs. Anthony and Bartlett), Chris Gopal and David Field (who shall act as Chairman).

Modification of Existing Securities:
The conversion price of the Convertible Note shall be reduced to $0.087 by virtue of its existing full ratchet anti-dilution provision and shall continue to provide for full ratchet anti-dilution adjustments; the Convertible Note held by Quercus shall be entitled to vote on all matters presented to Common Stockholders on an as-converted basis; and all future interest payable in respect of the Convertible Note held by Quercus shall be payable in warrants to purchase Common Stock with a term of 3 years, and an exercise price of $0.067 per share (the purchase price for the warrants shall be $0.02 per share).  The exercise price of the outstanding warrants held by Quercus shall be reduced to $0.087 and the number of shares issuable upon exercise of the Warrants shall be increased in inverse proportion to the reduction in the exercise price of the Warrants, all of which is provided for in the existing Warrants.   The collateral ratio on the secured loan will be reduced to 100%, and the California rebates will no longer be retained by Quercus; instead, accrued interest will be paid in Warrants with the terms described above, at $0.02 per warrant.

Future Offerings:
The Company has provided Quercus with a cash needs summary indicating that the Company expects to require an additional $5,100,000 in financing in approximately 90 days.  Quercus shall have the right (but not the obligation) to fund all or part of such additional requirement by purchasing, for $0.02 per warrant, warrants containing the same terms set forth above.

Pre-Closing Capitalization:
The Company’s capitalization immediately prior to the issuance and sale of the Warrants shall be as it was at May 20, 2008 and has been disclosed to Quercus, subject to changes resulting from the transactions contemplated and described herein.  Except as existed at May 20, 2008, no obligations exist for the issuance of additional securities of any class.

Authorized Capitalization:
The Company is currently authorized to issue 1.125 billion shares of Common Stock.  Immediately following the Closing, the Company shall use its best efforts to amend its charter documents as soon as practicable to provide for the voting of the Convertible Note and to provide for all shares of Common Stock issuable upon the exercise or conversion of all outstanding Warrants, the Convertible Note, and any other convertible securities outstanding.

Registration Rights:
A Registration Rights Agreement shall be entered into in substantially the form of Exhibit E to the Securities Purchase Agreement dated September 17, 2007, modified to apply to all securities owned by Quercus.  Quercus will not demand registration of its Registrable Securities until at least 6 months following the Closing Date.

Protective Provisions:
So long as at least 25% of the Convertible Note remains outstanding, consent of the holders of a majority of the outstanding Convertible Note shall be required for any action (by merger, reclassification or otherwise) that (i) results in the redemption or repurchase of any stock, (ii) results in any merger or other corporate reorganization that results in a change of control of the Company, or any transaction in which all or substantially all of the assets of the Company are sold, (iii) authorizes the issuance of debt in excess of $500,000, (iv) changes the business of the Company, or (v) involves any transaction or compensation arrangements between the Company and its officers and directors.

Option Pool:
15% of the Company’s Common Stock, on a fully-diluted basis, will be set aside as an option pool for management and other key employees.  Options will be awarded by the Board post-closing in accordance with Exhibit A hereto.  Existing options will be left in place or exchanged for new options in the case of employees granted to options.

Retention:
Messrs. Field, Gopal, Shields and Sprinkle, will be offered retention agreements pursuant to which they shall be entitled to 3 month’s severance in the event they are terminated without cause or terminate their employment voluntarily for “good reason.”  Other severance packages will be waived and there shall be no employment or consulting agreements other than those terminable at will without payment of severance or other consideration.

Saltman Resignation:
Mr. Saltman shall resign all positions with the Company; his employment agreement shall be terminated, and he shall grant a full release to the Company; in exchange, the Company shall pay to Mr. Saltman $173,000, which shall be applied to pay taxes on prior share grants by the Company.

Bostater Loan:
The Company will loan an additional $62,000 to Bostater which shall be applied to pay taxes on prior share grants by the Company, and her total borrowings from the Company ($290,000) shall be secured by her shares in the Company; in addition, Bostater shall grant a full release to the Company through the date of such release.

Documentation:
The Securities will be purchased pursuant to a definitive written purchase agreement (“Agreement”) and an Investor Rights Agreement containing representations, warranties and covenants of the Company and conditions to closing customary for a transaction of this kind.

Confidentiality:
This Term Sheet is confidential and none of its provisions or terms shall be disclosed to anyone who is not an officer or director of the Company or its agents, advisors and attorneys, except to the extent required by law, including securities laws, and as required in order for the Company to provide notices to parties holding rights to participate or to negotiate to participate in the transaction.

Observer:	In the event Quercus does not exercise its right to elect one or more directors of the Company, it shall be entitled to an observer of Board proceedings.

Legal Fees and Expenses:	The Company shall bear its own fees and expenses and shall pay $20,000 at the closing to Quercus in consideration of its legal and other costs and expenses n connection with the transaction..

Conditions Precedent:
Except for the provision captioned “Confidentiality,” this Term Sheet is not intended as a legally binding commitment, and any obligation on the part either party is subject to the following conditions precedent:

(i) Completion of legal documentation satisfactory to the Company and Investor.
(ii) There shall have occurred no material adverse change in the business or prospects of Company, as determined in Investor’s sole discretion.

No Further Commitment:
This Term Sheet reflects the only further investment contemplated by Investor.  Not only is this Term Sheet not binding as to the investment contemplated hereby, but the Company acknowledges that Investor has not committed, and does not intend to commit, to any investment in the Company.

Termination:	This Term Sheet shall terminate upon the earliest to occur of (i) the execution and delivery of the Agreement, or (ii) September 12, 2008.

In Witness Whereof, the undersigned have executed this Term Sheet on the date(s) set forth below.

Date	“COMPANY” Open energy corporation., a Nevada corporation By Name, Title
Date	“INVESTOR” THE QUERCUS TRUST By David Gelbaum, Trustee